Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 28, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
(File Nos. 333-174332; 811-22559)

Dear Ms. Rowland:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on July 24, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Intermediate Duration Investment Grade Corporate ETF (the “Fund”), a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Trust with the Staff on July 21, 2023. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the Trust’s response to Comment 12 set forth in the Prior Correspondence Letter. Please include disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks” regarding the Fund’s anticipated investments in debt securities issued by financial companies.

Response to Comment 1

Upon reconsideration of the Fund’s expected investment portfolio, the Fund no longer anticipates having significant investments in debt securities issued by financial companies at this time. Accordingly, no corresponding disclosure has been added to the section entitled “Principal Investment Strategies” and “Financial Companies Risk” has been deleted from the section entitled “Principal Risks.”

Comment 2 – Principal Risks

The Staff notes “Community Bank Risk” set forth in the section entitled “Principal Risks.” Please include a relevant discussion in the section entitled “Principal Investment Strategies.”

Response to Comment 2

The Fund does not expect to have significant exposure to debt securities issued by community banks. Accordingly, “Community Bank Risk” has been deleted from the section entitled “Principal Risks.”

Comment 3 – Additional Information on the Fund’s Investment Objectives and Strategies

The Staff notes that the Fund’s disclosure relating to its diversification classification was deleted from the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies.” Please consider reinserting the disclosure.

Response to Comment 3

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes as such disclosure is already included in the Item 4 disclosure and is not required by Form N-1A to be included in the Item 9 portion of the prospectus.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren